[LOGO]                                                 Arnold Taragin Esq., Adv.
24 Raul Wallenberg St.                        Vice President and General Counsel
Tel Aviv 69719 Israel                                        Tel: 972.3.767.9344
                                                       Facsimile: 972.3.767.9382

July 10, 2006


Stephen G. Krikorian
Branch Chief-Accounting
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
----------------------


Re:      RADVISION Ltd.
         Form 20-F for fiscal year ended December 31, 2005
         File No. 0-29871

Dear Mr. Krikorian,

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff"), in a letter addressed to Mr. Boaz Raviv, Chief Executive Officer, of our Company, dated June 5, 2006 with respect to our Form 20-F for fiscal year ended December 31, 2005. We have repeated your numbered comments below and have provided a response to each comment.

We have responded to Items 9 and 10 in a separate letter which has been sent to you by Federal Express together with a copy of this letter due to our request to treat the answers to Items 9 and 10 as confidential as explained in detail in the letter from our counsel accompanying the letter responding to Items 9 and 10.

In connection with our responses to your comments we agree:

     o That our Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o Our Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Controls and Procedures, Page 106
     ---------------------------------

     1. We note your discussion of the inherent limitation of international control systems and your statement that "even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation". Tell us, and revise future filings to state clearly, if true, whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your discloser controls and procedures are effective at that reasonable assurance level. Alternatively, all references to the level of assurance of your discloser controls and procedures may be removed from your disclosers. Please refer to the Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No., available on our website at [http://www.sec.gov/rules/final/33-8328.htm].

          Please be advised that our disclosure controls and procedures for financial reporting are designed to provide reasonable assurance of achieving their objectives and our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place within our company are effective at that reasonable assurance level. We will revise our disclosure in future filings to indicate as follows:

               "Our disclosure controls and procedures for financial reporting are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures in place within the company are effective at that reasonable assurance level."

          In addition, we will delete in future filings the statement "Even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation."

     2. Tell us, and disclose in future filings, any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

          Please be advised that there was no change in our internal control over financial reporting that occurred during the fiscal year 2005 that materially affected, or was reasonably likely to materially affect, our internal control over financial reporting. This information was not provided in our 20-F in conformance with the
          guidance       contained      in      FAQ      Question      9      at
          http://www.sec.gov/info/accountants/controlfaq1004.htm

          We will advise and disclose in future filings of any changes in our internal controls over financial reporting that occurred during the period covered in the future annual report that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

     Consolidated Statements of Income, page F-4
     -------------------------------------------

     3. We note that the cost of revenues for services and selling and marketing expenses line items have been designed as "reclassified". Tell us, in reasonable detail, the nature of the expenses involved, why the reclassification was necessary and how you considered paragraph 13 of APB Opinion 20 in determining that prospective presentation was appropriate.

          The Staff is advised that our customer support team is involved in a variety of activities such as attending meetings with potential customers, conducting presentations, demonstrations and field tests of our products, and providing services to both existing and potential customers, as well as technical support as part of our maintenance and support programs. Marketing related services are provided during the pre-sale stage, as well as through the identification of new business opportunities during the execution of technical support services to existing customers. Our customer support teams are based throughout our offices worldwide, reporting mainly to the applicable regional selling and marketing manager. Accordingly, expenses associated with these activities were recorded as selling and marketing expenses in our consolidated financial statements.

          During 2005, following the growth in our operation and the increase in headcount in our customer support teams, we assigned a new Associate Vice President ("AVP") to head our worldwide customer support group, a new position in our company. At the direction of the new AVP, we executed a comprehensive evaluation of the customer support operations. Through this process we gained a better insight of daily activities of each of the local teams within the customer support group. Specifically, we have reached a conclusion that substantially all of the activities of the Israeli team were focused on providing technical support services to our customers, as well as to the other local support teams, and not on the execution of marketing related activities. Based on this evaluation, we determined that it would be more appropriate to present the related costs and expenses of the Israeli team as part of out cost of sales line item in our consolidated financial statements for the year ended December 31, 2005.

          For comparability purposes, we reclassified costs and expenses related to the Israeli team in our consolidated statements of operations for the years ended December 31, 2003 and 2004 because their activity in those years was also primarily related to technical support. Such costs and expenses amounted to $919,000 and $772,000, representing a decrease in our gross margin of about 1.8% and 1.2% - and a corresponding decrease in our operating expenses as a percentage of sales of about 1.8% and 1.2% for the years ended December 31,

          2003 and 2004 respectively. We believe that, consistent with the guidance of SAB 99, such amounts are immaterial to our results of operations or any other measures in our income statements.

          We considered the aforestated evaluation under Paragraph 13 of APB 20 "Accounting Changes" ("APB 20") and concluded that this was not an error in prior years requiring a restatement, but rather a reclassification which does not affect our operating income, net income or earnings per share. We believe this new presentation more appropriately reflects the nature of such costs. We further believe that these reclassifications do not affect trends or other qualitative information and therefore no restatement of prior periods is appropriate or necessary.

     Note2- significant accounting policies
     --------------------------------------

     (h) Inventories, page F-12
     --------------------------

     4. We note that you recorded a provision for slow-moving items or technological obsolescence of $1505 and $895 in 2004 and 2005, respectively. Within the schedule of valuation and qualifying accounts (page 112) we also note an apparent reversal, or benefit, of $858 in 2003. Tell us the circumstances surrounding this adjustment and quantify the impact, if any, on your statement of operation.

          The Staff is advised that in fiscal year 2003 we were ultimately able to recover and sell inventory for which a valuation allowance of $858,000 was provided for in fiscal year 2002.

          In 2002 we deferred revenues related to a transaction with an Italian distributor in the amount of $1.3 million as we deemed the collectability of the amount not to be reasonably assured. We deferred the corresponding cost of goods sold in the amount of approximately $0.65 million. Following such deferral, we assessed the recoverability of the related inventory. Because it was already installed at the end-user sites, we reached the conclusion that in the event we were unable to collect the receivable balance it would be impossible for us to recover the inventory. As such, we provided a valuation allowance on the applicable inventory. In 2003, we were ultimately able to collect the entire receivable, and as such we recognized the applicable revenues, and reversed the valuation allowance on the inventory.

          To a lesser extent, the benefit recognized in 2003 is related to the sale of other inventory items for which valuation allowance was recorded in prior periods based on estimations made in accordance with our accounting policy as described on page 47 of our 20-F and in our financial statements as of December 31, 2005.

          The effect of the above mentioned changes in the valuation allowance is reflected in our gross margin for the year ended December 31, 2003. The effect is approximately a 1.7% increase in our gross margin for that year.

     (m) Revenue Recognition, pages F-13 through F-15
     ------------------------------------------------

     5. We note that your income statement presentation of revenue includes products, license and royalties and services. Tell us the nature of the items classified in each category. That is, clarify where the "systems" and "solutions" described throughout your filing, and their various components, are classified.

          Throughout our filing the use of the terms "system" and "solution" refer to our videoconferencing products (sold through our Network Business Unit - NBU) which are classified as revenues from products.

          We will clarify our descriptions in future filings.

          We supplementally advise the Staff that our revenues are derived from:

               >>   Products
               >>   License and royalties
               >>   Services

          Products - Our products include (i) videoconferencing and video services network infrastructure units and (ii) software products, which provide both the platform and applications to enable advanced video-based conferencing as well as collaboration functionality between any video-enabled device (such as a meeting room or a desktop videoconferencing end point) with other telephony and videoconferencing systems.

          License and Royalties - We grant licenses for our computer software products (through our Technology Business Unit - TBU) which include sets of development toolkits for IP and 3G environments. We sell the core enabling technology for real-time IP and 3G-based communication in the form of software development kits. We charge royalty fees based on the shipments by our customers of units containing the Company's products (according to royalty reports we receive from our customers).

          Services - We provide the following main services to our customers:

               >>   Maintenance and support services (post contract support).

               >> Development and customization of our software to integrate our technology into the customers' products and to customize our products for their specific needs.

               >> Other services - in certain cases we provide, to certain of our customers installation and training services. Revenue for such services is insignificant (less than 0.3% of our total revenues in the years ended December 31, 2003, 2004 and 2005).

     6. Clarify how your revenue recognition policy addresses sales of hardware. Statements on page 49 indicate that "networking products" are sold on a stand-alone basis and that revenue is recognized upon shipment. Disclosures elsewhere in your filing indicate that your products are offered as part of a "system" or "solution", which suggests multiple element arrangements. Where hardware is sold as part of a multiple element arrangement, describe your consideration of EITF 00-21 and EITF 03-5 in determining your revenue recognition policies.

          We supplementally advise the Staff that all references throughout our filing to sales of "system", "solution" and "networking products" refer to our videoconferencing products. Our networking products combine software that is installed on hardware appliances. We do not sell hardware products separately, rather the hardware is sold together with the software installed on it as one product but the software is essential to the functionality of the hardware. Accordingly, the software is deemed to be more than incidental to the product (see further analysis below). As such we account for the networking product sales under SOP 97-2, as amended.

          Based on our analysis of EITF 03-05 and SOP 97-2 we have concluded that the software is more than incidental to the hardware and that in substance we are selling a software product. We considered the following factors in reaching our conclusion:

          Whether the software is a significant focus of the marketing effort or is sold separately - The purchasing decision of customers is significantly influenced by the software components contained in our networking products. Our marketing material emphasizes the advanced features of the software including functionalities and capabilities. We do not market or sell our software separately. We believe that the software's features, capabilities and robustness are what differentiate us, to a large extent, from our competitors.

          Whether the vendor provides post contract customer support - We offer several maintenance and support programs relating mainly to the software installed in our product.

          Whether the cost to develop a software component of the product is significant in relation to the cost to develop the product as a whole
          - Most of our research and development employees are software engineers. The percentage of incurred software development expenditures out of the total research and development expenses for the product is significant.

     7. With regard to your multiple arrangements, your disclosures suggest that the only element for which you have not established VSOE is the software (page 46). Clarify the elements typically contained in your multiple elements arrangements and confirm whether, and how, you have established VSOE for each individual element.

          The Staff is advised that our multiple elements arrangements typically contain the following: software licenses or networking products, maintenance or support services, development and customization services and to a very limited extent training and installation services, as described above. For further details please refer to our response to the Staff's comment number 5 above.

          We establish Vendor-Specific Objective Evidence ("VSOE") for the Post Contract Support or Maintenance services (i.e. the undelivered element) based on the price charged when sold separately (i.e. when renewed). Maintenance of software licenses is charged at a percentage of the purchase price of software license fees, while maintenance related to our networking products is charged at a certain percentage of the product list price.

          In the case of multiple element arrangements that involve significant modification and customization of the software, contract accounting is applied in accordance with SOP 81-1.

          In the few cases where training and installation services are provided, revenues from the product or license are recognized upon completion of the services performed.

          In future filings we will clarify our disclosure in our critical accounting policies regarding multiple element arrangements to read as follows:

          "Many of our arrangements include multiple elements. Such elements typically include any or all of the following: products or software licenses, software maintenance and technical support and in some cases customization and development of software. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, revenues are allocated to the different elements in the arrangement under the "residual method" since Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when all other criteria in SOP 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. If sufficient specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements."

          In the case of multiple-element arrangements that involve significant modification or customization of the software or involve services that are considered essential to the functionality of the software, contract accounting is applied according to the provisions of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," whereby revenues are recognized on the percentage of completion basis, when collectability is probable. Percentage of completion is determined based on the "Output Method", meaning upon completion of milestones. However, in cases where uncertainty exists subsequent to the delivery of the milestone with regard to customer acceptance, revenue is not recognized until actual customer acceptance. The recognition of losses on contracts is reflected in the period in which the changes or losses become known."

     8. We note from your footnote disclosure that percentage of completion is determined based on the "output method" Within your discussion of critical accounting policies, however, you describe a calculation "using estimated hours incurred to date relative to the total expected hours for the entire project", an apparent input method. Please clarify. In addition, tell us the amount of revenue recognized from such arrangements in each of the years presented, and where these amounts are included in your income statement.

          The Staff is advised that in applying contract accounting we use the percentage-of-completion method as outlined in SOP 81-1. We measure progress toward completion using the output method, upon completion of milestones or their acceptance, as applicable.

          We accept the comment of the Staff regarding the contradiction of the disclosure in the financial statements with the critical accounting policies in our Form 20-F and in future filing we will revise our critical accounting policies, accordingly, as we provided in our response to the Staff comment number 7 above.

          Revenues from such customization of software contracts amounted to $866, $1,902 and $2,349 thousand in the years ended December 31, 2003, 2004 and 2005, respectively and are included in our "revenues from services" line item.

   Items 9 and 10
   --------------

          We have responded to Items 9 and 10 in a separate letter which is being sent under separate cover due to our request to treat such answers as confidential as explained in that accompanying letter.

     Schedule II-Valuation and Qualifying Accounts, page 112
     -------------------------------------------------------

     11. With regard to the adjustments to the deferred tax asset valuation allowance made directly to shareholders equity in each of the years presented, tell us the nature of these charges and describe your compliance with the provisions of SFAS 109.

          We supplementally advise the Staff that the adjustment of the deferred tax asset valuation allowance made directly to shareholders' equity represents a valuation allowance related to a deferred tax asset with respect to operating carryforward losses resulting from the exercise of employee stock options.

          According to APB 25, the Company did not record any expense in the years 2003-2005 with respect to its employee stock options plans in its financial statements. Paragraph 17 of APB 25 provides that in those cases where the tax deduction exceeds the book expense, the Company should record a deferred income tax for this difference directly to additional paid in capital ("APIC") (and not to the income statement). In addition, if the valuation allowance with respect to this deferred tax is first recognized when the tax benefit is first recorded, the valuation allowance should also be made directly to APIC, in shareholders' equity (i.e. no net effect on equity).

          According to Paragraph 17 (e) of FAS 109, deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. According to our estimates, we concluded when the deferred tax assets on the aforementioned tax deductions were first recognized that it was more likely than not, that future taxable income will not be sufficient to realize the deferred tax assets; therefore the valuation allowance was recorded to APIC.

          If you have any further questions, please do not hesitate to contact me at 011 972-767-9344 or our U.S. counsel, Steven Glusband at 212-238-8605.

                                            Very truly yours,

                                            /s/ Arnold Taragin

                                            Arnold Taragin
                                            Corporate V.P. and General Counsel

     cc: Tamara Tangen, Securities and Exchange Commission.